SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended June 30, 2021, dated August 10, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 10, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2021

  HIGHLIGHTS

•	Operating revenues amounted to RMB219.2 billion, up by 13.1%, of which service revenues amounted to RMB203.5 billion, up by 8.8%

•

Profit attributable to equity holders of the Company was RMB17.7 billion, representing an increase of 27.2% over the same period last year and an increase of 17.0% excluding the one-off after-tax gain from the disposals of subsidiaries

•

With the dual enhancement of subscriber scale and value for mobile communications service, the numbers of mobile subscribers and 5G package subscribers reached 362 million and 131 million, respectively. Mobile ARPU increased by 2.9% over the same period last year

•	Converged value of wireline and Smart Family became prominent. Revenue from broadband access increased by 7.9% over the same period last year. Broadband blended ARPU reached RMB46.8, up by 5.9%

•	The development in Industrial Digitalisation was thriving. Revenue from e-Surfing Cloud amounted to RMB14.0 billion, up by 109.3%

•	Promoting “Cloudification and Digital Transformation” strategy on all fronts, and capturing opportunities from A Share Offering to establish a new development pattern for the future

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2021, the booming of digital economy brought the information and communications industry with an unprecedented period of strategic opportunities. The Company seized the new development stage, insisted on the new development philosophy and established the new development pattern. Taking A-share IPO as an opportunity, the Company further pushed forward the “Cloudification and Digital Transformation” strategy on all fronts. The Company insisted on its customer-oriented approach, strengthened its core capabilities in sci-tech innovation, and accelerated the promotion of cloud-network integration. The Company also built the digitalised platform hub, strengthened the foundation of network and information security, promoted green development and deepened system and mechanism reform. The Company expanded the cooperation and win-win ecology to create the digital life, propel industrial upgrades and support social governance. The Company made great strides in building Digital China, with its development momentum continuing to strengthen and its development entering into the fast lane. In the first half of the year, the Company delivered double-digit growth in both revenue and profit, with its profitability achieving continuous improvement while its operating results reaching a new high. The Company continued to create new value for its customers and shareholders.

OVERALL RESULTS

In the first half of 2021, operating revenues of the Company amounted to RMB219.2 billion, representing an increase of 13.1% year-on-year. Service revenues1 amounted to RMB203.5 billion, representing an increase of 8.8% year-on-year and surpassing the industry’s average growth rate2. EBITDA3 amounted to RMB66.3 billion, representing an increase of 5.1% over the same period of last year. Net profit4 amounted to RMB17.7 billion, representing an increase of 27.2% over the same period of last year. Excluding a one-off after-tax gain from the disposals of subsidiaries5, net profit increased by 17.0% over the same period of last year. Basic earnings per share were RMB0.219. Capital expenditure was RMB27.0 billion and free cash flow6 was RMB26.8 billion.

[1]

Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues. Of which, mobile service revenues amounted to RMB97.9 billion, representing an increase of 8.2% year-on-year; wireline service revenues amounted to RMB105.6 billion, representing an increase of 9.3% year-on-year.

[2]	Performance of the communications industry economy in the first half of 2021 released by MIIT: telecommunications revenue grew by 8.7% year-on-year from January to June in 2021.
[3]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Net profit represents profit attributable to equity holders of the Company.
[5]	The one-off after-tax gain from the disposals of E-surfing Pay Co., Ltd and China Telecom Leasing Corporation Limited was approximately RMB1.42 billion.
[6]	Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.

Taking shareholders’ return into full consideration, alongside the Company’s profitability, cash flow level and capital needs for its future development, the Board of Directors has decided that the Company’s profit to be distributed in cash for the year 2021 shall be no less than 60% of the profit attributable to equity holders of the Company for that year. Within three years after A-share offering and listing, the profit to be distributed in cash for each year will gradually increase to 70% or above of the profit attributable to equity holders of the Company for that year. At the same time, an interim dividend will be declared and paid starting from year 2022. The Board of Directors has full confidence in the Company’s future development and believes that the Company will continue to create value for its shareholders by virtue of its good profitability and cash flow generation capability, as well as its effective capital expenditure control.

BUSINESS PERFORMANCE

In the first half of 2021, the flourishing of a new round of technological revolution and industrial transformation created huge space for the development of China’s digital economy industry. The integration of 5G, cloud computing and artificial intelligence (AI), among others, has formed new information infrastructure, while people’s yearning for a better life is giving rise to a variety of scene-based demands. The integration of digital technologies and the real economy has unleashed the potential of Industrial Digitalisation applications, while the demand for network security has been increasing day by day. The Company proactively embraced the opportunities arising from digital transformation, built up the differentiated edges of integrated intelligent information services with innovation, convergence and security, and delivered excellent operating results across all areas.

Dual enhancement of mobile subscriber scale and value. Led by 5G, the Company continued to deepen co-building and co-sharing, enrich its integrated intelligent information services under converged scenes, and establish the individual digital life covering entertainment, work and study. The Company also forged a high-quality experience for its 5G services, strengthened ecological cooperation, and comprehensively deployed the application and privilege portfolio for individual customers. Leveraging the edge of deepened integration of 5G and e-Surfing Cloud, the Company launched various differentiated and innovative applications such as AR/VR, Ultra HD, e-Surfing Cloud Drive, and cloud games to cultivate users’ 5G usage habits, propel enhancement in both scale and value of mobile subscribers, and expand the potential value space for future extensive adoption of the technical characteristics of 5G such as low latency and high speed.

In the first half of the year, the Company’s mobile communications service revenues amounted to RMB93.3 billion, representing an increase of 6.9% over the same period of last year. The total number of mobile subscribers reached 362 million, representing a net addition of 11.47 million. The number of 5G package subscribers reached 131 million with a penetration rate of 36.2%, which continued to surpass the industry average level. The number of 5G feature-app subscribers increased rapidly, while users upgrading to 5G maintained sound value growth. Mobile ARPU has reversed its downward trend and continued to increase, which amounted to RMB45.7, representing an increase of 2.9% over the same period of last year. The growth rate further improved over that of the first quarter.

Value contribution from Smart Family convergence becoming prominent. With a focus on the digital life in all scenes, the Company developed integrated information services covering Smart Family, smart community and digital village. Based on its cloud-network integration capabilities, the Company created the high-quality “Triple-Gigabit” ubiquitous connectivity services, comprising 5G+Fibre Broadband+WiFi6. The Company built a Smart Family platform that aggregates different industry ecologies such as content, applications and smart home devices. The Company also created an engineering team for Smart Family to provide end-to-end DICT products and services for households, meeting their demands for a digitalised, network-based and smart digital family life. Capitalising on cloud-network integration, secure and reliable digital solutions, the Company proactively built up an informatisation service and governance system for smart community, while constructing digital village featuring intelligent production, smart life and digital governance.

In the first half of the year, wireline and Smart Family service revenues of the Company amounted to RMB57.4 billion, representing an increase of 5.2% year-on-year. The total number of wireline broadband subscribers reached 164 million, while revenue from broadband access reached RMB38.1 billion, representing a year-on-year growth of 7.9%. Broadband access ARPU maintained the rebounce momentum, reaching RMB39.4 and representing an increase of 2.9% over the same period of last year. Revenue from Smart Family reached RMB7.2 billion, representing an increase of 32.9% over the same period of last year. The total number of Whole-home WiFi and e-Surfing Webcam subscribers grew 99.5% and 231.9% compared to the same period of last year respectively. The number of smart home devices managed by the Smart Family platform reached 270 million, representing an increase of 78.1% over the same period of last year. The broadband blended ARPU7 reached RMB46.8, representing an increase of 5.9% over the same period of last year. The value contribution from Smart Family has significantly enhanced.

[7]

Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers.

Thriving Industrial Digitalisation. Firmly seizing the opportunities emerging from the upgrade demands for digitalisation of the economy and society, the Company leveraged its unique edges in cloud-network integration and its vast reserves in the Industrial Digitalisation field to deeply integrate the essential elements of the digital economy with emerging information technologies to build a digitalised application platform. The Company repackaged its fundamental capabilities with 5G, e-Surfing Cloud and security as the core to enable numerous walks of life with intelligence injection and endowment. The Company formed an expert team with 36,000 staff to provide localised services, meeting customers’ demands for customisation in various use cases. In the first half of the year, the growth of the Company’s Industrial Digitalisation8 accelerated, with its revenue reaching RMB50.1 billion, representing an increase of 16.8% over the same period of last year.

The value of 5G applications became visible, following an extensive, adoption in various fields such as government administration, finance, industry, society and livelihood. The Company’s three 5G customised network service modes, namely “Wide-area,” “Adjacent,” and “Wingspan”, fully demonstrated the characteristics of standalone (SA) network and significantly enhanced its customers’ operation and management efficiency through the intelligence injection and endowment to traditional industries. A series of benchmark projects in the areas of smart factories, mines, ports, power grids and cities among others, have been quickly replicated in many places across the country, with 5G business models based on network coverage area, computing resources, platform management, applications and services becoming increasingly diversified. In the first half of the year, 5G applications in the government and enterprise area have gradually moved into the harvesting stage, with the number of 5G use cases being nearly doubled compared to the end of 2020. The market demand is expanding at an explosive pace.

The edge of e-Surfing Cloud has been reinforced on all fronts, becoming a cornerstone for building Cyberpower and Digital China. More than 50 key core technologies made breakthroughs in areas such as elastic computing, distributive storage, mega-scale data processing, and content delivery networks (CDN). The Company has teamed up with hundreds of ecological partners to create more than two hundred cloud products in computing, storage, network, database, CDN, device, Big Data and AI, while also established the full stack cloud service capabilities covering infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS), and software-as-a-service (SaaS). Up to now, 50 of the Company’s cloud resource pools have passed Grade 3 or above in the Network Security Graded Protection Assessment, while 66 resource pools received the top rating of five stars +. This reflects that the Company’s cloud is deeply trusted by customers. e-Surfing Cloud demonstrated significant differentiated market advantages in ubiquitous government administration clouds such as large-scale state-owned enterprise clouds, medical clouds and education clouds. In the first half of the year, revenue from e-Surfing Cloud amounted to RMB14.0 billion, representing a year-on-year increase of 109.3% and maintaining the leading market position within the industry, of which revenues from PaaS and SaaS accounted for around 25%.

[8]	Industrial Digitalisation mainly includes services such as Industry Cloud, IDC, Network Dedicated Line, Internet of Things (IoT), Digitalised Platform and Big Data.

CAPTURING OPPORTUNITIES FROM A-SHARE IPO TO PROMOTE “CLOUDIFICATION AND DIGITAL TRANSFORMATION” STRATEGY ON ALL FRONTS

In the first half of the year, the Company deepened the implementation of its “Cloudification and Digital Transformation” strategy. Firmly seizing new opportunities for reforms and development brought about by A-share IPO, the Company comprehensively strengthened cloud-network integration, digitalised platform and sci-tech innovation capabilities. Along with the innovation and reform of its systems and mechanisms, the Company’s operating efficiency continued to enhance, while its development impetus became significantly strengthened. In the future, the Company will take A-share IPO as an opportunity to step up the implementation of market-oriented restraint and incentive mechanisms and further consolidate resources such as cloud-network, edge, subscribers and talents with the aid of capital and ecology power. The Company will create ecological cooperation and strengthen strategic collaboration to jointly expand the ecosphere. The Company will also optimise its organisation, team and workflow to enhance operation and servicing capabilities. The Company will unleash development impetus by combining the capital market and customer market closely together. The Company will also deepen reform, promote green development and strive to create new development space.

Consolidating cloud-network resources and strengthening edges of unified new information infrastructure. In the first half of the year, the Company strengthened its unified deployment of cloud and Internet Data Centre (IDC) resources according to the “2+4+31+X+O” layout. The Company continued to deploy IDC on a large scale around core cities in the four most economically developed regions in China, namely Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Sichuan-Chongqing-Shaanxi. The number of data centres exceeded 700, while the number of cabinets serving external customers reached 430,000 units, above 80% of which were deployed in the four economically developed regions. The Company has the greatest number and widest distribution of IDC resources in China, with prominent data-oriented characteristic and significant efficiently-centralised edges. At the same time, leveraging its resources of 60,000 exchange buildings and integrated access offices, the Company built edge nodes to deploy its edge computing capabilities, while establishing its servicing capabilities of cloud polymorphism, including public cloud, private cloud, dedicated cloud and hybrid cloud. In this way, the Company formed an edge in providing integrated digital solutions based on cloud-edge collaboration to satisfy customers’ demands for low latency, data localisation, security, and differentiated services.

The Company continued its cooperation with China Unicom on co-building and co-sharing of 5G networks. Making full use of the complementary network resources of both parties and the adjacent spectrums in 3.5GHz/2.1GHz, the Company rapidly enhanced the construction efficiency and coverage of its 5G network. The number of 5G base stations in use reached 460,000 and 5G network coverage will extend to counties and developed towns within this year. Meanwhile, the two parties continued to conduct 4G network co-sharing with the total number of co-shared 4G base stations reaching 460,000. This further enhanced the quality of network coverage and saved network operating costs and investment. Besides, the Company continued its deployment of Gigabit fibre broadband in over 300 cities, as well as its deployment of overseas network nodes. It completed the construction of an all-fibre transmission ROADM network with the greatest capacity in the world, covering the entire country and key overseas regions. The Company also completed the construction of two premium networks, including the CN2-DCI network that connects all e-Surfing Cloud resource pools and key data centres as well as the OTN network for government and enterprise customers. Leveraging its edges in satellite communications network resources, the Company continued to integrate its mobile, fibre broadband and satellite networks to build a unified information network infrastructure covering land, sea, air and space. The Company achieved in-depth integration of cloud resource pools and network capabilities, with its end-to-end differentiated cloud-network servicing capabilities becoming increasingly significant.

Aggregating fundamental capabilities through digitalised platform to empower digital transformation. The Company innovated business models in light of customers’ diversified scene-based digital demands, and built a digitalised platform to integrate its internal and external resources and capabilities and aggregate its fundamental capabilities in connectivity, security, video, Big Data, and AI, etc. Leveraging various top informatisation attributes in cloud-network services and construction of digitalised platform, the Company developed integrated collaborative solutions featuring “customised networks, intelligent edge, collaborative clouds, and services and applications on demand”. Through the establishment of technical service and delivery teams, comprising around 10,000 staff across the headquarters, provincial and municipal levels, the Company offered localised and professional rapid response to service requests and established industry-leading digitalised delivery and operation capabilities. This empowered the digital transformation in the fields of government administration, finance, industry, society and livelihood.

The Company pushed forward digital transformation of internal operation by leveraging its digitalised platform, while applying Big Data and AI capabilities to key areas such as sales, operation and investment to improve the utilisation efficiency of various resources. Based on users’ preferences on video-on-demand, the Company provided differentiated recommendations for value-added products within the e-Surfing HD portfolio to boost the rapid increase in subscriber value and scale. Through real-time network speed analytics, the Company conducted targeted promotion of its Whole-home WiFi service to improve customers’ network experience. Based on Big Data analytics and proprietary algorithm, the Company implemented AI-driven smart energy saving for its mobile base stations. The Company also introduced social capital and technologies to conduct technological improvement for energy saving and emission reduction to improve the energy consumption efficiency of its base stations. As a result, the Company’s newly-built 5G base stations reduced energy consumption by an average of over 20%, while 4G base stations reduced energy consumption by an average of 10%. Through energy-saving measures such as natural cold source, high-efficiency power supply and liquid-cooling servers, the PUE (power usage effectiveness) value of newly constructed large-scale data centres was below 1.3. The Company has also incorporated Big Data into its investment management and control, integrated business operation data with regional population density when assessing regional priorities for mobile network construction. This enabled the precise management and control of mobile network investment.

Promoting sci-tech innovation to accelerate the shift towards a sci-tech company. The Company deepened its research and development (R&D) system reforms, innovated incentive mechanism and stimulated vitality for sci-tech innovation. Focusing on its technological development objectives, the Company increased its investment intensity in R&D, elevated the input and output efficiency of R&D resources. With building a sci-tech company as the objective, the Company pushed forward corporate development driven by sci-tech achievements. The Company innovated its R&D mechanism and promoted the chief technician as person in charge system, the “open competition” system as well as the “horse racing” mechanism for major R&D projects. The Company strengthened its own problem-tackling efforts for core technologies and reinforced its challenge-confronting efforts for core technologies in key areas such as cloud computing, AI, cloud-network integration, 5G, digitalisation as well as network and information security. In the first half of the year, the number of newly applied patents increased significantly. The Company’s proprietary distributive storage of e-Surfing Cloud obtained ISO27040 certification, making it the first cloud storage service provider in China to gain this certification. The Company’s proprietary database has the hyper-scale processing capabilities that can support the hosting of billions of users and tens of millions of concurrent services. e-Surfing Cloud CDN has provided content distribution service for a number of leading Internet companies. The Company conducted proprietary R&D of products such as MEC platform, UPF, 5G frequency-shifting MIMO, overcame roadblocks in key technologies such as cloud-edge collaboration and low-cost indoor coverage, which effectively reduced network construction and operation costs. The Company developed a proprietary online and offline omni-channel digitalised operation platform, with 95% of its offline businesses having been brought online. The Company continued to optimise the planning of its sci-tech innovation and collaborated with partners from the ecosystem to carry out research for key technologies as well as cooperative innovation among industry, academia, R&D institutes and customers, leading to in-depth cooperation in the fields such as cloud and cloud-network operating systems, future network, network and information security and business innovation.

Strengthening the security foundation to reinforce differentiated edges. Based on its leading cloud-network operational capabilities, the Company continued to build its integrated technological capabilities of security covering “cloud, network, edge, device, and application”, and established a network security protection system covering multiple layers of network, application and business, with the functionalities including early warning, interim blocking and security event log tracing. The Company also introduced the concept of software-defined security (SDS) and was committed to the cloudification, pooling and atomisation of security capabilities. The Company provided secure SaaS-based products for both internal and external customers through efficiently-centralised deployment and cloud-edge collaboration. The Company’s proprietary cyberattack protection platform, “Cloud Dam”, is capable of full-network coverage and global reach capability, becoming the foundation of network security capabilities for new infrastructure, meeting the security demands of various industries and use cases, and providing the public, government and enterprise customers from all industries with diverse security products and services in areas such as cloud-network security, data security and information security.

The Company has been cultivating the field of network and information security services for many years, with many leading security certifications and a highly professional security team. The Company has established a nationwide three-tiered technical service system covering the headquarters, provincial and municipal levels, providing government and enterprise customers from various industries with technical services such as information security construction, information security consultation, as well as network security assessment and testing, helping customers to achieve their targets in terms of network/information system security. As demands for network and information security are now becoming increasingly pressing, the comprehensive security system and professional network security protection platform of the Company have become significant differentiated edges.

Deepening reform on all fronts to establish a new development pattern for future. In the first half of the year, focusing on the digital economy and digital life, the Company accelerated its market-oriented operation in professional fields. The Company comprehensively carried out the second-stage government and enterprise reforms, coordinated the vertical integration of its industry business groups (BG) and enhanced the industry-general scene-based problem-solving capabilities of its headquarters BG. The Company implemented the sharing and reuse of fundamental capabilities across the entire network to reduce duplicated developments and lower costs, as well as to increase returns from government and enterprise projects. The Company also strengthened local government and enterprise support teams to enhance its project delivery and operational capabilities. The Company established a new cloud computing subsidiary, gradually integrating cloud business related resources and capabilities across the country. The Company has achieved the in-depth integration of high-speed intercloud access with cloud-network. The Company also created a “multi-AZ layout” for its e-Surfing Cloud and enhanced its comprehensive capabilities such as project development, integration and delivery. As a result, the Company’s e-Surfing Cloud service was further strengthened, optimised and expanded, laying a foundation for the introduction of strategic investors and employee incentives in the future. The Company also established a digital life company and carried out digital life service with an efficiently-centralised approach. Leveraging the unification of R&D and operation, ecological cooperation and sales and services, the Company established an open and comprehensive digital life platform and strived to become a leading sci-tech company in digital life operation and services.

The Company implemented the tactics of promoting corporate strength through talents and created a talent team with differentiated competitive edges. By vigorous introduction of leading talents in key areas, the Company has developed a high-level talent team made up of over 10,000 personnel, including China Telecom’s scientists, chief experts and senior experts. The Company also has tens of thousands of sales and service experts for Industrial Digitalisation as well as talents for integrated emerging technologies, forming an organisational system for the support and service of Industrial Digitalisation across the entire country. The Company created a market-oriented incentive mechanism, promoted the flexible personal salary and steered incentives to experts from key areas and at a senior level. The Company carried out the phase II incentive scheme for share appreciation rights and implemented medium- and long-term incentives for key personnel driven by value, development and performance. The Company also explored the sharing of excess profit to encourage its subsidiaries to create value. Six of the Company’s subsidiaries have implemented the shares and dividend incentives for state-owned scientific and technological enterprises, with the Company achieving an industry-leading position in this respect.

The Company further strengthened win-win cooperation and created the ecology of high-level open cooperation. The Company also promoted the prosperity of platform ecology, and leveraged its platform to aggregate fundamental and ecological capabilities to create a huge circulation of ecological cooperation. The Company also strengthened its capital ecology, optimised the deployment of industry ecology with a focus on key services, core technologies and essential scenes. The Company created integration ecology and deepened cooperation on integration in various professional fields, which further strengthened the capabilities and edges of the Company’s integrated intelligent information services.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) RESPONSIBILITY

As one of the large-scale and leading full-service, integrated information services providers in the world, the Company has long been insisting on integrating environmental, social and governance responsibilities into its business operation and management, continuously enhancing risk management and internal control systems accordingly. By adhering to excellent, prudent, and effective corporate governance principles, the Company insists on compliance with laws and regulations, as well as standardised and green operations. The Company proactively responded to changes in the external environment to ensure its healthy and sustainable development and safeguard the long-term interests of the Company and its shareholders. The Board continuously strengthens its supervision of ESG matters, identifies key ESG issues, participates in the process of assessing the importance of the issues, and reviews the progress made in meeting environmental, social and governance objectives. During the first half of this year, the Company’s continuous efforts and outstanding performance have been highly recognised and acclaimed. The Company was awarded “Most Honoured Company in Asia”, for the 11th consecutive year by Institutional Investor. The Company also ranked second in both “Best Environmental, Social and Governance” and “Best Investor Relations Program” categories for the Asian telecommunications industry by Institutional investor.

During the first half of the year, as epidemic prevention and control became normalised, the Company leveraged 5G, Big Data, cloud computing and other new technologies to provide informatised products and services to various sectors of the society for fighting against the epidemic, facilitating precise epidemic prevention and control. The Company continued to build out communication networks in rural areas, undertake construction tasks for universal services, and vigorously promote the adoption of informatisation applications for agriculture, farmer and rural areas to enhance the quality, efficiency and competitiveness of the agricultural sector and support rural revitalisation. The Company proactively responded to China’s “dual-carbon” objectives of emission peak and carbon neutrality, extensively applied energy saving technologies, proactively reduced carbon emission and enhanced efficiency in energy usage. The Company accelerated its transition to green and digital operation and promoted energy saving and emission reduction for the whole society by virtue of ICT technologies’ external endowment. Capitalising on its edges in security technologies, the Company safeguarded network and information security, strengthened the protection of personal information, and ensured a clean cyberspace. The Company strengthened the accountability management of its supply chain, implemented green procurement, formulated and continued to implement a policy for cleaning up waste and idle supplies, and carried out the disposal and recycling of hazardous and non-hazardous waste effectively. The Company strengthened caring for employees, strived to safeguard employees’ safety and well-being, continued to promote capability enhancement of employees and expanded employees’ career development paths. In July 2021, Henan Province encountered abnormal heavy rainstorms, while Typhoon “Yanhua” landed in Zhejiang. Leveraging its Tiantong satellite communications system, the Company urgently deployed Tiantong satellite phones and data terminals, while also deployed drones and vehicle systems to establish an aerial emergency communications platform, assisting in disaster relief by leveraging its technological capabilities.

OUTLOOK

China’s digital economy is booming in the first year of the “14th Five-Year Plan”. The Company will continue to seize the new development stage, insist on the new development philosophy and establish the new development pattern. Capturing the current important period of strategic opportunities, the Company will strive to transform its model of development and growth to become a service-oriented, technology-oriented and secured enterprise. Taking A-share IPO as an opportunity, the Company will deepen its “Cloudification and Digital Transformation” strategy, expand its customer-oriented integrated intelligent information services, and pursue breakthroughs in key technologies and accumulation for the next generation technologies. The Company will also build core capabilities for sci-tech innovation, construct the green and low-carbon new information infrastructure featuring cloud-network integration and leverage its digitalised platform to empower the green development of numerous walks of life. The Company will introduce strategic investors with synergies to build the industry and capital ecologies with strong alliance and open cooperation. The Company will also carry out system and mechanism reforms to stimulate its corporate vitality and intrinsic motivation, reinforce the solid foundation of network and information security, and strive to build the cornerstone for the development of digital economy. The Company will also facilitate the construction of Cyberpower and Digital China, safeguard network and information security and promote rural revitalisation. The Company will create a better digital life for customers and share the results of its high-quality development with shareholders!

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support all along. I would also like to express our sincere thanks to all our employees for their hard work and contributions.

Ke Ruiwen

Chairman and Chief Executive Officer

Beijing China

10 August 2021

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six-month period ended 30 June 2021 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in its 2021 Interim Report.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2021

(Amounts in million, except per share data)

		Six-month period ended 30 June
		2021	2020
	Notes	RMB	RMB
Operating revenues	4	219,237	193,803
Operating expenses
Depreciation and amortisation		(45,097)	(44,176)
Network operations and support		(63,909)	(57,698)
Selling, general and administrative		(28,740)	(25,997)
Personnel expenses		(39,685)	(35,512)
Other operating expenses		(20,555)	(11,442)

Total operating expenses		(197,986)	(174,825)

Operating profit		21,251	18,978
Net finance costs	5	(1,079)	(1,572)
Investment income and others		2,224	53
Share of profits of associates		1,019	787

Profit before taxation		23,415	18,246
Income tax	6	(5,549)	(4,175)

Profit for the period		17,866	14,071

	Six-month period ended 30 June
	2021	2020
	RMB	RMB
Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income	(6)	(141)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	10	36

	4	(105)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China	(100)	88
Share of other comprehensive income of associates	—	(4)

	(100)	84

Other comprehensive income for the period, net of tax	(96)	(21)

Total comprehensive income for the period	17,770	14,050

		Six-month period ended 30 June
		2021	2020
	Notes	RMB	RMB
Profit attributable to
Equity holders of the Company		17,743	13,949
Non-controlling interests		123	122

Profit for the period		17,866	14,071

Total comprehensive income attributable to
Equity holders of the Company		17,647	13,928
Non-controlling interests		123	122

Total comprehensive income for the period		17,770	14,050

Basic earnings per share	7	0.22	0.17

Number of shares (in million)	7	80,932	80,932

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2021

(Amounts in million)

		30 June 2021	31 December 2020
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		401,538	418,605
Construction in progress		53,338	48,425
Right-of-use assets		55,122	59,457
Goodwill		29,919	29,920
Intangible assets		17,474	18,508
Interests in associates		40,310	40,303
Financial assets at fair value through profit or loss		133	73
Equity instruments at fair value through other comprehensive income		1,072	1,073
Deferred tax assets	9	7,285	8,164
Other assets		5,453	6,552

Total non-current assets		611,644	631,080

Current assets
Inventories		4,727	3,317
Income tax recoverable		141	334
Accounts receivable, net	10	32,099	21,502
Contract assets		1,101	604
Prepayments and other current assets		19,529	25,167
Short-term bank deposits and restricted cash		2,107	9,408
Cash and cash equivalents		35,130	23,684

Total current assets		94,834	84,016

Total assets		706,478	715,096

		30 June 2021	31 December 2020
	Notes	RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		14,726	27,994
Current portion of long-term debt		6,132	1,126
Accounts payable	11	114,496	107,578
Accrued expenses and other payables		59,043	56,775
Contract liabilities		59,782	63,849
Income tax payable		1,304	350
Current portion of lease liabilities		13,185	13,192
Current portion of deferred revenues		267	278

Total current liabilities		268,935	271,142

Net current liabilities		(174,101)	(187,126)

Total assets less current liabilities		437,543	443,954

Non-current liabilities
Long-term debt		11,782	24,222
Lease liabilities		23,219	27,455
Deferred revenues		740	861
Deferred tax liabilities	9	25,505	24,208
Other non-current liabilities		623	1,033

Total non-current liabilities		61,869	77,779

Total liabilities		330,804	348,921

Equity
Share capital		80,932	80,932
Reserves		292,228	282,524

Total equity attributable to equity holders of the Company		373,160	363,456
Non-controlling interests		2,514	2,719

Total equity		375,674	366,175

Total liabilities and equity		706,478	715,096

Notes:

1.	BASIS OF PREPARATION

The condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The condensed consolidated interim financial information, which was authorised for issuance by the Board of Directors on 10 August 2021, reflect the unaudited financial position of the Group as at 30 June 2021 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2021.

The condensed consolidated interim financial information is unaudited, but has been reviewed by the Audit Committee of the Company. The condensed consolidated interim financial information has also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

1A.	SIGNIFICANT EVENT IN THE CURRENT PERIOD

In order to seize the opportunities of digitalised development, improve the corporate governance and broaden financing channels, accelerate reform and development, promote the implementation of strategies, and achieve high-quality development, the Company applied for the offering and listing of A Shares on the Main Board of the Shanghai Stock Exchange by submitting the application materials in respect of the A Share Offering to China Securities Regulatory Commission (the “CSRC”) in April 2021. On 29 July 2021, the CSRC officially notified the Company in writing that the A Share Offering by the Company has been approved with a valid period of 12 months from the date of approval.

The Company entered into agreements with China Telecommunications Corporation on 26 March 2021, pursuant to which the Company agreed to sell, and China Telecommunications Corporation agreed to purchase all the share capital in E-surfing Pay Co. Ltd held by the Company for a consideration in the amount of RMB3,897 million (equivalent to approximately HK$4,695 million). The Company and its wholly owned subsidiary, China Telecom Global Limited, entered into agreements with China Telecommunications Corporation and its subsidiary, Guang Hua Properties Limited, on 26 March 2021, pursuant to which, the Company and China Telecom Global Limited respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties Limited agreed to purchase, 75% of the share capital in China Telecom Leasing Corporation Limited from the Company and 25% of the share capital in China Telecom Leasing Corporation Limited from China Telecom Global Limited for a consideration in the amount of RMB131 million (equivalent to approximately HK$158 million) and RMB44 million (equivalent to approximately HK$53 million), respectively. The disposals of the two subsidiaries were completed in April 2021, upon which E-surfing Pay Co. Ltd and China Telecom Leasing Corporation Limited ceased to be the subsidiaries of the Company. The Group recorded gains from disposal of these two subsidiaries of RMB2,218 million in investment income and others on the condensed consolidated statement of comprehensive income.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial information is prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the condensed consolidated interim financial information are the same as those followed in the preparation of the 2020 annual financial statements of the Group.

Application of amendments to IFRSs

In the current interim period, the Group has applied, for the first time, the following amendments to IFRSs issued by the IASB that are mandatorily effective for the current period:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

“Interest Rate Benchmark Reform — Phase 2”

In addition, the Group has early applied the Amendment to IFRS 16, “Covid-19-Related Rent Concessions beyond 30 June 2021”.

The application of the above amendments to IFRSs in the current period has had no material effect on the Group’s condensed consolidated interim financial information.

3.	SEGMENT REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Previously, the Group presented operating revenues as revenues from contracts with customers and revenues from other sources. Revenues from contracts with customers include revenues derived from voice, internet, information and application services, telecommunications network resource and equipment services and sales of goods and others. As a result of the deepening of the Group’s “Cloudification and Digital Transformation” strategy, the Group re-categorised the presentation of revenues in fiscal year 2021. The new presentation categorises operating revenues into service revenues and sales of goods and others. Service revenues include revenues derived from mobile communications services, wireline and Smart Family services, Industrial Digitalisation services and other services. This change in presentation has no effect on reported operating revenues, operating expenses, net profits or net assets for any of the periods presented. The comparative figures have been reclassified to conform to current period’s presentation.

Disaggregation of revenue

			Six-month period ended 30 June
			2021	2020
	Notes		RMB million	RMB million
Type of goods or services
Service revenues
Mobile communications service revenues	(i	)	93,342	87,326
Wireline and Smart Family service revenues	(ii	)	57,350	54,525
Industrial Digitalisation service revenues	(iii	)	50,113	42,911
Other service revenues	(iv	)	2,697	2,348
Sales of goods and others	(v	)	15,735	6,693

Total operating revenues			219,237	193,803

Revenue from customer contracts			216,555	191,589
Revenue from other sources and others			2,682	2,214

Total operating revenues			219,237	193,803

Timing of revenue recognition
A point in time			14,044	5,329
Over time			205,193	188,474

Total operating revenues			219,237	193,803

Notes:

(i)

Represent the aggregate amount of mobile communications service fees, mobile Internet access service fees, caller ID service fees and short messaging service fees, etc., charged to customers for the provision of mobile services.

(ii)

Represent amounts of wireline telecommunication service fees, broadband Internet access service fees, e-Surfing HD service fees and Smart Family applications service fees charged to customers for the provision of wireline services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service fees, cloud service fees, digital platform service fees, dedicated Internet access service fees, etc.

(iv)	Represent primarily revenues from property rental and other revenues.
(v)	Represent primarily revenues from sales of mobile terminal equipment as well as wireline communication equipment and government grant.

5.	NET FINANCE COSTS

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million
Interest expense on short-term and long-term debts	749	1,162
Interest expense on lease liabilities	701	745
Less: Interest expense capitalised*	(53)	(59)

Net interest expense	1,397	1,848
Interest income	(306)	(280)
Foreign exchange losses	325	525
Foreign exchange gains	(337)	(521)

	1,079	1,572

* Interest expense was capitalised in construction in progress at the following rates per annum	3.3%–4.4%	3.5%–4.4%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2021	2020
	RMB million	RMB million
Provision for PRC income tax	3,281	1,367
Provision for income tax in other tax jurisdictions	119	88
Deferred taxation	2,149	2,720

	5,549	4,175

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Six-month period ended 30 June
			2021	2020
	Notes		RMB million	RMB million
Profit before taxation			23,415	18,246

Expected income tax expense at statutory tax rate of 25%	(i	)	5,854	4,562
Differential tax rate on mainland China subsidiaries’ and branches’ income	(i	)	(334)	(279)
Differential tax rate on other subsidiaries’ income	(ii	)	(41)	(37)
Non-deductible expenses	(iii	)	695	273
Non-taxable income	(iv	)	(309)	(205)
Others	(v	)	(316)	(139)

Income tax expense			5,549	4,175

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of mainland China.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent share of profits of associates and miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2021 and 2020 is based on the profit attributable to equity holders of the Company of RMB17,743 million and RMB13,949 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 7 May 2021, a final dividend of RMB0.104269 (equivalent to HK$0.125) per share totalling RMB8,439 million in respect of the year ended 31 December 2020 was declared, and paid on 1 June 2021.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totalling RMB9,262 million in respect of the year ended 31 December 2019 was declared, and paid on 31 July 2020.

The Board of Directors has resolved not to pay an interim dividend.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the condensed consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Provisions and impairment losses, primarily for credit losses	2,553	2,069	—	—	2,553	2,069
Property, plant and equipment and others	3,883	5,299	(25,378)	(24,067)	(21,495)	(18,768)
Right-of-use assets and lease liabilities	847	791	—	—	847	791
Deferred revenues and installation costs	2	5	(1)	(4)	1	1
Equity instruments at fair value through other comprehensive income	—	—	(126)	(137)	(126)	(137)

	7,285	8,164	(25,505)	(24,208)	(18,220)	(16,044)

	Balance at 1 January 2021	Recognised in condensed consolidated statement of comprehensive income	Disposal of subsidiaries	Balance at 30 June 2021
	RMB million	RMB million	RMB million	RMB million
Provisions and impairment losses, primarily for credit losses	2,069	493	(9)	2,553
Property, plant and equipment and others	(18,768)	(2,698)	(29)	(21,495)
Right-of-use assets and lease liabilities	791	56	—	847
Deferred revenues and installation costs	1	—	—	1
Equity instruments at fair value through other comprehensive income	(137)	10	1	(126)

	(16,044)	(2,139)	(37)	(18,220)

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			30 June 2021	31 December 2020
	Notes		RMB million	RMB million
Third parties			35,993	23,688
China Telecom Group	(i	)	1,499	1,784
China Tower	(ii	)	39	23
Other telecommunications operators in the PRC			694	441

			38,225	25,936
Less: Allowance for credit losses			(6,126)	(4,434)

			32,099	21,502

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2021	31 December 2020
	RMB million	RMB million
Current, within 1 month	8,685	7,068
1 to 3 months	2,991	1,601
4 to 12 months	1,894	1,481
More than 12 months	1,478	921

	15,048	11,071
Less: Allowance for credit losses	(3,499)	(2,438)

	11,549	8,633

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2021	31 December 2020
	RMB million	RMB million
Current, within 1 month	7,961	5,331
1 to 3 months	6,163	2,785
4 to 12 months	5,819	3,801
More than 12 months	3,234	2,948

	23,177	14,865
Less: Allowance for credit losses	(2,627)	(1,996)

	20,550	12,869

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2021	31 December 2020
	RMB million	RMB million
Third parties	86,589	83,254
China Telecom Group	19,935	19,272
China Tower	7,172	4,344
Other telecommunications operators in the PRC	800	708

	114,496	107,578

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2021	31 December 2020
	RMB million	RMB million
Due within 1 month or on demand	21,901	17,261
Due after 1 month but within 3 months	25,044	24,451
Due after 3 months but within 6 months	35,263	30,965
Due after 6 months	32,288	34,901

	114,496	107,578

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the six-month period ended 30 June 2021, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30 June 2021, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at 30 June 2021, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

A SHARE OFFERING OF THE COMPANY

As disclosed in the announcement of the Company dated 29 July 2021, the CSRC has officially approved the A Share Offering of the Company in a written notice on 29 July 2021. Further announcement(s) will be made when appropriate to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules, Part XIVA of the SFO (Cap. 571 of the Laws of Hong Kong) and other applicable laws and regulations.

NYSE HAS COMPLETED THE DELISTING PROCEEDINGS OF AMERICAN DEPOSITARY SHARES

As mentioned in the annual report published on 8 April 2021 and the announcement dated 7 May 2021, respectively, NYSE Regulation of The New York Stock Exchange LLC (the “NYSE”) had determined to proceed the delisting (the “Determination”) of the American Depositary Shares of the Company (NYSE stock ticker: CHA, the “ADSs”) and that a Committee of the Board of Directors of the NYSE has affirmed the Determination. The delisting of the Company’s ADSs has taken effect on 18 May 2021. The Company will continue to pay close attention to the development of related matters and will publish further announcement(s) as necessary and when appropriate.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s external auditor, PricewaterhouseCoopers, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters of the Group including the review of the Interim Report for the six-month period ended 30 June 2021.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2021. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2021.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2021 to 30 June 2021.

INTERIM REPORT

The Interim Report for the six-month period ended 30 June 2021 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 10 August 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).